SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-10157
                                                -------


                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 11-K   [_] Form 20-F   [X] Form 10-QSB
               [_] Form N-SAR

               For Period Ended:  SEPTEMBER 30, 2002

     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR
          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

                               CAPCO ENERGY, INC.
    -----------------------------------------------------------------------
                            Full Name of Registrant


                      2922 EAST CHAPMAN AVENUE, SUITE 202
    -------------------------------------------------------------------
           Address of Principal Executive Office (Street and Number)


                            ORANGE, CALIFORNIA 92869
    -------------------------------------------------------------------
                            City, State and Zip Code

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
[X]  |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or  transition report on  Form 10-QSB, or  portion thereof
     |         will be filed on or  before  the  fifth  calendar  day  following
     |         the prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The Form 10-QSB for the quarterly period ended September 30, 2002 for Capco Energy, Inc. could not be filed within the prescribed period because the Company was unable to complete certain information critical to filing a timely and accurate report on the internal financial aspects of the Company. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       W. Gene Webb                         (303)            572-1135
     ---------------------------------------------------------------------------
          (Name)                           (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          It is estimated that operations for the quarter ended September 30, 2002, will result in net loss of approximately $760,000, as compared to net loss of $190,000 in the corresponding period from the last fiscal year. The increase in the net loss is principally due to a decrease in gross profit realized from the Registrant's refined products distribution segment.



                               CAPCO ENERGY, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  November 14, 2002          By   /s/ W. Gene Webb
    -------------------            ---------------------------------------------
                                      Chief Financial Officer